Exhibit 14.2

COMPLIANCE CODE

November 2010

LMICONFIDENTIAL INFORMATION.  DO NOT DUPLICATE OR DISTRIBUTE.

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TABLE OF CONTENTS

(continued)

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COMPLIANCE CODE

I.                                        INTRODUCTION

This Compliance Code (the “Code”) outlines various policies, procedures, and guiding principles of Lantheus Medical Imaging, Inc. (“LMI” or “Company”) regarding the promotion of LMI products to prospective customers and the propriety of various programs.  It also governs all forms of value provided by the Company to customers, whether they are purchasers, prescribers or recommenders of the Company’s products, except for discounts provided in the context of a formulary or purchase agreement.  As a Company employee, you are required to become fully familiar with the Code and all other policies and procedures referenced herein.  The certification you are required to complete as a condition of employment with LMI represents your confirmation that you have read, understand, and will fully comply with the Code and all policies, procedures and requirements referenced herein.  Capitalized terms not defined in the Code have the meanings attributed to them in the applicable Company policies and procedures.

If you have any uncertainty or questions concerning any term or statement in the Code, including any of the other referenced policies and procedures, it is your obligation to clarify such information.  You should discuss any questions about the terms of these documents or about how to comply with the Code and other referenced policies and procedures with your appropriate contact in the Management, a Human Resources representative, and/or Law Department.

Failure to comply with any of the requirements of the Code, including the Office of Inspector General Compliance Program Guidance for Pharmaceutical Manufacturers (the “OIG Guidance”), the PhRMA Code on Interactions with Healthcare Professionals (the “PhRMA Code”), the Massachusetts Pharmaceutical and Medical Device Manufacturer Code of Conduct (the “MA Code”), or any of the other referenced policies and procedures may result in disciplinary action, up to and including termination of employment.

This Code contains proprietary information that should not be disclosed outside LMI, other than to individuals affiliated with LMI whose knowledge of the information is required in the normal course of business.

II.                                    APPLICATION

LMI employees who are in the departments or groups listed below must certify that they have read, understand, and will comply fully with the Code.  Unless specifically stated otherwise, references to “LMI employees” in this Code are to LMI employees in the following departments or groups:

•                  Sales

•                  Marketing

•                  Medical Affairs

•                  Market Research

•                  Trade/Sales Operations

All other LMI employees, including but not limited to employees in the departments of Human Resources, Law, Regulatory (Promotional Compliance), Finance, Marketing Services, Manufacturing, Customer Service and Distribution, Research and Development, Quality and Learning &  Development, must certify that they have read, understand, and, as appropriate, will assist with implementation, monitoring, and/or enforcement of the Code.

Certain provisions of the Code specify that they are only applicable to particular group(s) of employees (e.g., “for Field Sales”).

Some of the topics described in this Code are covered in detail in other official LMI policy documents, a list of many of which is set forth in Appendix A attached hereto.  It is your obligation to read the documents referenced in the Code and refer to them for specific information, as this Code only briefly summarizes such policies.  In addition, the policies contained and referenced in this Code complement and supplement the LMI Human Resource policies and the policies outlined in the Lantheus Company Code of Conduct and Ethics.  Please see the Company Code of Conduct and Ethics for more information.

The procedures, practices and policies described herein may be modified or discontinued from time to time in the Company’s discretion.

III.                                STATEMENT OF EMPLOYMENT-AT-WILL

Nothing contained in this Code is intended to, nor shall it be construed to, confer any contractual right, either express or implied, upon any Company employee to remain in the Company’s employ, nor does it guarantee any fixed terms or conditions of employment.  Any employee’s employment can be terminated with or without cause, without prior notice, at any time at the option of the Company or the employee.

IV.                               POLICY

1.                                       LMI Ethic

LMI employees must act at all times in a professional manner when interacting on behalf of LMI with health care professionals and other customers, other LMI employees and third parties, and act in accordance with the ethical standards and principles outlined in this Code and the policies and procedures referenced herein.  LMI employees are expected to live up to high standards of ethical conduct and act in accordance with the LMI Values.  Such conduct must be reflected by the accuracy of their presentations, their willingness to serve the Company and the health care industry, their professional attitude and behavior, and their compliance with this Code and all other policies, procedures, guidelines and requirements set forth herein, including without limitation the OIG Guidance, PhRMA Code and applicable state regulations (including the MA Code).  For additional information, please see the LMI Values.

2.                                       Promotional Activities

LMI employees are an integral part of an educational, marketing and product information system that must, in the interest of patient care, keep customers abreast of developments in health care.  The primary responsibility of employees who interact directly with customers is to supply accurate, complete, and balanced information about the Company’s products consistent with the requirements of the Federal Food, Drug and Cosmetic Act and its regulations.  To do so, they must have complete knowledge of the products they promote and the regulatory requirements applicable to their activities.  In addition, LMI employees must respect, at all times and to the fullest extent permitted by law, the confidentiality of physician/patient, pharmacist and other healthcare professional patient relationships

Sales Representatives

Any statements that sales representatives make about the Company’s products must be consistent with the current prescribing information (i.e., package insert) for those products.  Their presentations to health care professionals must include only materials that have received every level of required approval from Sales Management and from the Medical, Regulatory and Law departments.  They must base product comparisons exclusively on materials that have received every level of required approval for their use from Sales Management and the Medical, Regulatory and Law departments.  All product discussions initiated by sales representatives must be consistent with the current prescribing information for such product, and sales representatives must handle requests for medical information only as directed by Sales Management and the Medical, Regulatory and Law Departments, as appropriate, and in accordance with their training and Company policies.  They may not engage in off-label discussions or prompt off-label questions under any circumstances.  They must leave health care professionals a copy of the current prescribing information for each of the Company’s products discussed during a sales call.

Medical Liaisons

Medical liaisons must initiate product discussions and respond to requests for medical information only as directed by the Medical, Regulatory and Law Departments, and in accordance with their training and Company policies.  Any statements that they make about the Company’s products must be consistent with the current prescribing information (i.e., package insert) for those products, except that, in order to meet the medical information needs of health care professionals, they may respond to unsolicited requests for medical information and discuss information outside of the current prescribing information, as long as they state that the information is outside of the current prescribing information, answer only the request made and do not expand the discussion.  They may not prompt off-label questions.  Any materials that medical liaisons use must have received every level of required approval from the Medical, Regulatory and Law Departments.  Information provided to health care professionals in response to their unsolicited requests must be accurate, complete and balanced.

3.                                       Promotional Programs

The Food and Drug Administration (the “FDA”) regards as promotional any programs and publications, that directly or indirectly, reference an LMI drug and a claim for that drug, where the structure, content, speakers and/or invitation lists are subject to the influence or control of the Company.  Hence, these programs and publications must conform to FDA regulations and guidelines governing product promotion and must be consistent with the approved prescribing information.  In addition, these programs must be conducted in accordance with the OIG Guidance, the PhRMA Code, the MA Code and all applicable LMI policies and procedures.  These programs may not be funded through a grant.

Promotional programs may include presentations by LMI-approved and sponsored speakers or LMI employees.  Presentations by LMI-approved speakers are subject to the same FDA regulations and guidelines governing product promotion as are presentations by LMI employees.  Materials used in a presentation, whether conducted by an LMI-approved speaker or LMI employee, must have received every level of required approval from the Medical, Regulatory and Law Departments.

On occasion, a meal may be provided in connection with these programs, provided all applicable requirements are met.  Meals may only be provided in accordance with Section 15 (Travel, Meals, and Entertainment) below.  Employees must discuss any questions or uncertainties about the appropriateness of a meal with the LMI Law Department.  Entertainment or recreational activities may not be offered in connection with promotional programs.

4.                                       Use of Unapproved Materials

LMI employees may never use unapproved promotional materials.  Unapproved promotional materials include anything that contains the name of, or a claim for, an LMI product (e.g., email communications) and have not received every level of required approval from the Medical, Regulatory and Law Departments.  This would include anything an LMI employee creates, purchases or otherwise obtains, as well as any approved materials that are then altered or in any way modified following approval.  Unapproved promotional materials also include any literature or material developed by a third party that has not received every level of required approval from Sales Management and the Medical, Regulatory and Law Departments, as appropriate.  This includes, but is not limited to, materials developed by a managed care organization, as well as anything published in medical literature, available on the Internet or derived from any other source.

5.                                       E-Mail Guidelines

Electronic Communication with External Parties

E-mail correspondence can now occur with external parties without prior approval from your manager provided you comply with ALL of the following:

1.              Always start a new email. Do not use reply, reply all or forward functions of email program. This will eliminate any potential claims or use of product name being attached to your emails.

2.             No product name or product claims discussed.

3.              No use of generic names (i.e. sestamibi, MIMII, perflutren).

4.              No references to competitive names (i.e. Product X, tetrofosmin, Optison).

5.              Use Modality references only as specified in this guidance (i.e. MPI in your lab, echo contrast, echo contrast in your lab).

6.              Always CC: managers on emails. You do not need prior approval.

7.             Keep in mind that ALL distributors are external customers!

LMI employees must adhere to ALL of the following requirements applicable to e-mail correspondence with external parties engaged by LMI (e.g., speakers, consultants, and per diems):

Electronic Communication with the following LMI Contracted Parties: Speakers, Per Diems, Consultants, Advisory Board Members in their role as a Contracted Party (Speaker events, Per Diems appointments, internal sales meetings).

E-mail correspondence can now occur with LMI contracted parties without prior approval by your manager provided you comply with ALL of the following:

1.              Always start a new email. Do not use reply, reply all or forward functions of email program. This will eliminate any potential claims or use of product name being attached to your emails.

2.              Emails can discuss a specific program only.

3.             Emails can include complete title of program even if it mentions product name or claim.

4.              No references to competitive names (i.e. Product X, tetrofosmin, Optison)

5.              Always CC: managers on emails. You do not need prior approval.

If the speaker is in-fact a customer of yours, you may not use the contract relationship as an opportunity to sell; therefore you may not initiate emails regarding promotional claims or messages when interacting with them as a contracted party. Therefore any emails to them as customers must follow the guidelines for electronic communication with external parties.

Please note that although our customers may have sales contracts with us, it would not be appropriate to follow these guidelines with those customers. Contracted parties do not include distributors or anyone who sells or buys the product (i.e. Cardinal, UPPI, Independent pharmacies, Bulk customers, etc.), communication with these parties should follow the guidelines for communication with external parties.

6.                                      OIG Compliance Program Guidance for Pharmaceutical Manufacturers

LMI complies fully with the OIG Guidance.  It is the responsibility of LMI employees to read, understand, and comply with the OIG Guidance.  All activities in which LMI employees engage and all programs that they conduct or in which they participate must conform to the OIG Guidance and other Company policies and procedures applicable to such programs.  Please see a full copy of the OIG Guidance for more information.

7.                                      PhRMA Code on Interactions with Healthcare Professionals

LMI complies fully with the PhRMA Code.  It is the responsibility of LMI employees to read, understand and comply with the PhRMA Code.  All activities in which LMI employees engage and all programs that they conduct or in which they participate must conform to the PhRMA Code and other Company policies and procedures applicable to such programs.  Please see a full copy of the PhRMA Code for more information.

8.                                      Massachusetts Pharmaceutical and Medical Device Manufacturer Code

LMI complies fully with the MA Code.  It is the responsibility of LMI employees with direct or indirect contact with health care providers to read, understand and comply with the MA Code.  All activities in which LMI employees engage and all programs that they conduct or in which they participate involving Massachusetts-licensed “health care practitioners” must conform to the MA Code and other Company policies and procedures applicable to such programs.  Please see a full copy of the MA Code for more information.

9.                                      Grants

The dissemination of scientific and educational information through materials, conferences and other programs is a worthy undertaking that the Company may support, if certain requirements are met.  Importantly, the decision to support a program or make a grant, and the grant itself, may not be in any way linked to or dependent upon a customer’s past, present or future prescribing, purchasing or recommending (including for formulary recommendations) of any LMI product.  The Company’s support may not be allocated with any strings attached, used as a “reward” for prescribing patterns, or as a “surrogate” for, or in lieu of a rebate or discount on, purchases.   Accordingly, return on investment (“ROI”) analyses and other tracking for business generation may not be conducted in connection with grants.  Any evidence suggesting that the grant is in any way tied to past, present or future prescribing, purchasing or recommending of any drug will cause the request to be rejected, and the request may not be resubmitted.  Further, LMI financial support may neither be used to underwrite operational expenses typically budgeted by customers, nor for the profit of those individuals, companies, organizations, or institutions receiving the funding.

All requests for grants and the procedures for the submission, review and approval of grant requests must comply with LMI policies governing grants.  Please see the Grants Policy for more information.

10.                                Charitable Contributions

LMI may make contributions to charitable organizations to further their charitable purposes, provided that certain requirements are met.  A charitable contribution means a donation to support the general activities of a non-profit organization qualifying for tax-exempt status under Section 501(c)(3) of the Internal Revenue Code.  When a charitable organization is also a customer of LMI or otherwise involved in health care, it is important that the contribution not been seen as inappropriate.  The decision to provide a charitable contribution, and the contribution itself, may not be in any way linked to or dependent upon a customer’s past, present or future prescribing, purchasing or recommending (including for formulary recommendations) of any LMI product.  Accordingly, ROI analyses and other tracking for business generation may not be conducted in connection with charitable contributions.  Any evidence suggesting that the contribution is in any way tied to past, present or future prescribing, purchasing or recommending of any drug will cause the request to be rejected, and the request may not be resubmitted.

All requests for charitable contributions and the procedures for the submission, review and approval of requests for charitable contributions must comply with LMI policies governing charitable contributions.  Please see the Charitable Contributions Policy for more information.

11.                                Independent Medical Education Programs and Publications

Independent medical education programs and publications are developed by third-party organizations or institutions and may not be subject to any influence or control by LMI.  All support for such programs and publications must comply with LMI policies governing grants, including all terms of the Grants Policy, and the procedures for the submission, review and approval of grant requests.  Independent medical education programs and publications must be objective, unbiased, balanced and scientifically rigorous.  They may not focus on particular LMI products and may not be promotional in tone or character.  In addition, ROI analyses and other tracking for business generation may not be conducted in connection with independent medical education programs and publications.

To ensure that independent medical education programs and publications are objective and unbiased, the third-party institution or organization sponsoring the independent medical education program or publication must be responsible for and retain complete control over the program or publication, including but not limited to control over the structure, content, speakers, and invitation list for a program, or the content and recipients of the publication.  The institution or organization may ask LMI for logistical support in planning a program, suggestions for speakers or help disseminating information about a program; however, any such request must be unsolicited and in writing.  Any LMI assistance with or presence at an independent medical education program must be consistent with the LMI policies and procedures on independent medical education.

Any LMI involvement in an independent medical education program or publication must comply with LMI policies governing independent medical education and publications.  Please see the Independent Medical Education Policy for more information.

12.                                Consultants

Payments to health care professionals and others in a position to influence the purchase or prescription of LMI products can raise potentially serious legal issues.  While reasonable payments for genuine, bona fide consulting services may be permissible, token consulting arrangements must not be used to permit inappropriate payments or to evade the restrictions that apply to interactions with health care professionals.  In addition, consulting services may not be used as a device to pay attendees at LMI informational presentations who are not in fact providing consulting services.  Therefore, LMI may enter into relationships with health care professionals to provide consultancy services to the Company only when there are legitimate services being provided that are of real value to the Company and that fulfill a clearly identified need of the Company.  In addition, ROI analyses and other tracking for business generation may not be conducted in connection with consultant programs.

All arrangements with consultants must comply with LMI policies and procedures governing consultant arrangements.  Please see the Consultants Policy for more information.

13.                                Speakers

The same considerations that apply to consultants also apply to speakers. While reasonable payments for genuine, bona fide speaker services may be permissible, token speaking arrangements must not be used to permit inappropriate payments or to evade the restrictions that apply to interactions with health care professionals.  In addition, speaker training must not be used as a device to pay attendees of LMI informational presentations who are not in fact engaged in genuine speaker training.  ROI analyses and other tracking for business generation may not be conducted in connection with speaker training.  LMI may enter into relationships with health care professionals for speaker services only when there are legitimate services being provided that are of real value to the Company and that fulfill a clearly identified need of the Company.

All arrangements with speakers must comply fully with LMI policies and procedures on speakers.  Please see the Speakers Policy for more information.

14.                                Gifts

LMI follows the OIG Guidance, the PhRMA Code, applicable state laws (including the MA Code, as applicable), and the principles of medical ethics regarding gifts.  Legal requirements vary with respect to restrictions on gifts to health care professionals and related disclosure requirements, and certain categories of individuals are subject to additional restrictions; therefore, special attention must be paid to ensure compliance with the various requirements.  Federal government employees, including physicians at Veterans Administration hospitals and many state employees, may not accept gifts of any kind from companies whose products or services they use.  Some states have statutes prohibiting state employees from accepting gifts and making it a crime to offer any such gifts.  Other states have laws that require reporting of the nature and value of payments over a certain amount to a health care professional during a year and that strictly limit the value of any gifts provided.  The MA Code prohibits gifts to Massachusetts-licensed health care professionals.

When otherwise permitted, gifts to health care professionals must be limited to items that are designed primarily for the education of patients or health care professionals and that have a retail value of $100 or less (“patient-related items”).  If permitted, patient-related items may not be offered on more than an occasional basis and in no event more than once or twice per year to any particular individual.  For example, a medical textbook may sometimes be a permissible patient-related item, provided that if the publication describes uses of LMI products, the publication must be approved for distribution by the Medical, Regulatory and Law Departments and comply with FDA regulations.

Because of the complexity of and variation among state laws addressing gifts and related disclosure requirements, all proposed gifts and programs to distribute gifts must be reviewed and approved in advance by the Law Department.

15.                                Travel, Meals and Entertainment

Offering travel, meals or entertainment to health care professionals may create an appearance of impropriety.  To avoid any such an appearance, LMI follows the OIG Guidance, the PhRMA Code, applicable state laws (including the MA Code), and the principles of medical ethics.  Travel, meals, and entertainment may be offered only in limited circumstances and in accordance with applicable LMI policies and procedures.

Travel

LMI may pay reasonable travel-related expenses (e.g., transportation [airline travel is limited to coach class], lodging, and meal expenses) for health care professionals only if they are consultants traveling to and/or from an LMI consultants’ meeting or if they are speaker trainees traveling to and/or from a speaker training meeting or if they are trained speakers traveling to and/or from an LMI speaking event.  LMI may not pay any travel-related expenses for spouses or guests accompanying consultants or speaker trainees or trained speakers to meetings.

Meals

All meals provided to health care professionals must be modestly priced (according to local standards) and provided only in connection with an informational presentation or discussion and in a manner conducive to informational communication.  Any such meals must be limited to in-office or in-hospital settings.  LMI may not pay for meals for spouses or guests accompanying health care professionals.  LMI may not provide meals directly at CME events.  Compliance with more restrictive laws is required with respect to federal, state, and/or local government employees, as applicable.

16.                                Standards Governing Call Reporting for Sales Representatives

Sales representatives are expected to make a certain number of sales calls based on the direction given by Sales Management.  During these calls, it is the objective of sales representatives to provide product information consistent with the LMI promotional strategy and request that prescribers prescribe LMI products where appropriate.

Sales representatives must accurately and appropriately report all sales call activity to Sales Management by computer transmittal or by completing the appropriate divisional Drug Sample Request Card and mailing it to the appropriate office in a timely manner.  Sales representatives must record customer calls on a daily basis and synch with the company server hosting the customer database at least three times per week.  The records must reflect the actual call date.

Detail Calls

A detail call with a customer may only be recorded if at least one product attribute is presented to the customer, along with a request to prescribe and a review of the Important Safety Information.  A detail call must involve a face-to-face or telephone discussion and may occur in a variety of settings and contexts (e.g., during a traditional office-based visit, a speaker program, or a hospital display).  With respect to hospital displays, sales representatives may only make detail calls with customers with whom they have discussed product attributes.

17.                                 Standards Governing Contacts for Medical Liaisons

Medical liaisons are expected to make a certain number of contacts based on the direction given by Medical Affairs.  During these contacts, it is the objective of medical liaisons to provide scientific and medical information that is accurate, complete, balanced and authoritative, consistent with Medical Affairs objectives, and to educate health care professionals on the appropriate use of LMI products.   All information provided by medical liaisons to health care professionals is subject to the requirements set forth in Section 2 (Promotional Activities) above.

18.                                 Standards Governing Compensation and Expense Reporting

LMI employees may not solicit, accept or agree to receive any kind of compensation from any party other than LMI for the distribution and sale of LMI’s products.

LMI employees must accurately report all allowable business expenses under the guidelines established for the monthly expense report and check request.  These reports must reflect legitimate expenses required for LMI employees to conduct their proper work activities and must meet all requirements established by LMI, including but not limited to properly classifying the expenses by category, attaching the required receipts, providing the necessary documentation for the purpose of the expense, staying within the per diem limits as specified by Management, using cash advances only in accordance with established procedures, and submitting the reports on a timely basis.

Cash advances from ATM machines may only be used for business-related expenses.  Fees associated with the withdrawal of cash from ATMs are reimbursable as business-related expenses.  Any amount of a cash advance not used for business-related expenses must be returned to AMEX via personal check from the employee.  Company-provided credit cards may be used only for business purposes and may not be used for any personal charges.

19.                                 Prescription Drug Sampling Requirements

It is the responsibility of sales representatives to read the PDMA Samples Accountability Policy and Procedure Guidelines (the “Samples Guidelines”).  All sales representatives are accountable for knowing and understanding the content of the Samples Guidelines relative to all aspects of handling prescription drug samples.  They are also responsible for completing the Certification acknowledging their understanding and compliance with all provisions set forth in the Samples Guidelines. Sampling of prescription drugs is an integral part of the Company’s promotional programs; therefore, sales representatives may use samples only as directed by

Sales Management and upon receipt of all required approvals by the Law department.  LMI does not provide samples for the personal use of physicians, family members, friends, or office staff.  Sales representatives are prohibited from supplying samples for these purposes.  In addition, sales representatives are prohibited from selling samples or offering them for resale.  Please see the Samples Guidelines for more information.

It is LMI policy that the physician or designated recipient must sign for samples in the presence of the sales representative.  In accordance with this policy, sales representatives must witness the signature by the physician or provider.

20.                                 Relations with Competitors

At no time may an LMI employee unfairly criticize a competitor or its product(s).

At no time may an LMI employee engage in any practice aimed at improperly interfering with a competitor’s current or prospective business relations.

At no time may an LMI employee discuss matters relating to business (e.g., prices, discounts, market strategies, etc.), or enter into an agreement or understanding regarding such matters, directly or indirectly, with any representative or employee of a competitor, nor may an LMI employee do anything that might give the appearance of such an agreement or understanding.

21.                                 Additional Conditions of Employment for Sales Representatives and Medical Liaisons

Driver’s License

LMI employees assigned to positions that involve driving a motor vehicle in performance of their duties are required to have and maintain in their possession a valid driver’s license.  Each such LMI employee must notify his/her supervisor immediately in the event of any loss, suspension or restriction of his/her driver’s license.

Residence Near Territory

Each sales representative and medical liaison must reside within the lesser of a 50-mile radius and one-hour drive of his/her assigned territory.  LMI will not cover any relocation expenses of an employee who relocates at his/her own initiation.

Each sales representative and medical liaison must ensure that his/her supervisor has his/her correct residence and sample storage address at all times and must promptly communicate any change in residence address to the appropriate Sales Management and region office personnel.

Realignment of Territory

A sales representative’s or medical liaison’s territory may, at the discretion of the Company, be realigned.  Each sales representative and medical liaison is responsible for managing the territory assigned to him or her by calling on those physicians, pharmacists and other customers located within the territory boundaries to meet the goals set by his or her Management.

Work Hours

Sales representatives and medical liaisons are expected to work in their territories for a minimum of eight hours per day.  The normal workday is 8:00 a.m. to 5:00 p.m. (not including travel time), although additional hours may be necessary.  If they plan to be out of their territory during normal working hours, they must, except in emergency situations, contact their immediate supervisor by e-mail, telephone or phone mail at least 24 hours prior to the absence.

If they cannot reach their supervisor, they must call the region office.  In emergency situations, they must contact their supervisor and/or the region office as soon as possible but no later than 48 hours after the first day out of the territory.  When contacting their supervisor or the region office, they must indicate the reason for the absence and obtain the approval of their supervisor for being out of the territory.

Mobile Computer Terms of Use

LMI requires that use of LMI Mobile Computers be appropriate, consistent with the Company’s privacy and security policy.  Accordingly, these terms of use have been established to communicate clear standards regarding employees’ use of “Mobile Computer” systems (e.g., tablets, laptops, and other computer devices) to ensure that such systems are used appropriately and efficiently.

a.               The Mobile Computer is a critical asset of LMI intended for business use, and such use is subject to the LMI Electronic Information Asset Protection & Management for End Users Policy.

b.              Only LMI authorized programs may be installed on the Mobile Computer.  Installation of anyhardware, software, or files not approved by the Company poses a risk of incompatibility with the Mobile Computer, which may result in freezing, crashing, virus spreading, or other Mobile Computer problems that may decrease productivity and increase costs.  Downloading files not essential for business purposes is in violation of Company policy.  No user shall disable LMI software or modify configuration settings.

c.               The Mobile Computer is equipped with a Remote Management Software hard-drive that is capable of monitoring information stored upon it, including files and applications. LMI may monitor the Mobile Computer for the purpose of identifying usage of information that is inappropriate under the Electronic Information Asset Protection & Management for End Users Policy.

d.              Misuse of the Mobile Computer may result in disciplinary action, up to and including termination of employment.  System users are expected to be responsible and ethical in using Company systems, to protect valuable Company information and to exercise prudent judgment.  In the event of hardware loss or damage, LMI reserves the right to recover the cost of such loss or damage from the individual user’s sales division and/or, in some circumstances, the individual user.

e.               All information, documents, software, and services (the “Materials”) provided on the Mobile Computer were provided to LMI by their respective manufacturers, authors, developers, and vendors (the “Third Party Providers”) and are to be considered proprietary information of LMI and/or of its Third Party Providers.  Except as otherwise specifically permitted, none of the Materials may be copied, reproduced, distributed, republished, displayed, posted, or transmitted in any form or by any means without the prior express written permission of LMI or the Third Party Provider, as applicable.

f.                 Appropriate precautions must be taken to protect Company property and data against loss, misuse, unauthorized access and disclosure.  Passwords may not be revealed to anyone as misuse may result.  In no event should users write down or store any passwords on their systems.  In no event should mobile devices be lent out or shared.  The user remains responsible for all uses of the Materials issued to him/her.

g.              The following conditions are emergencies and must be handled immediately by notifying the LMI Help Desk:

•                  A system identified as virus-infected;

•                  A system identified as compromised; and

•                  A system identified as lacking a critical security patch or anti-virus update.

The handling of these incidents may include system confiscation for problem resolution and/or forensic analysis.

h.              In the event that LMI requests the return of any hardware or Materials issued by LMI (including but not limited to laptops, tablets, monitors, keyboards, printers, docking stations, power cords, batteries, CD drives, external mice, car adapters, PDAs, cell phones, and carrying cases), the employee is expected to comply within the specified time period as requested.  In the event the requested items are not returned, LMI reserves the right to recover the cost of the requested items from the respective sales division and/or, in some circumstances, the individual user.

22.                                 Requests for Bid Prices

When a competitive situation arises, LMI employees must follow established procedures for requesting bid price quotations or division-specific policies for requesting special pricing, as applicable.  In doing so, they must provide complete and accurate information by telephone or submit appropriate forms to Sales Management.  Such information must include a realistic annual estimated usage, available competitive pricing data and a suggested bid price.

23.                                 Confidentiality

Company Information

This Code and other LMI policies and procedures and sales and target reports are valuable resources for the use of LMI employees.  Each contains proprietary information belonging to the Company.  None may be shown or provided to any non-Company employee, except upon express permission of the Company.

LMI employees may not disclose, disseminate or otherwise make available to any third party any confidential or proprietary information of the Company learned in the course of their employment with LMI, including, but not limited to, any confidential or proprietary information pertaining to the Company’s products, customers, employees, sales figures (including forecasts, quotas or projections, Outlet, Sales, New Rx, Target, and other similar reports), business practices, discounts, compensation/bonus schedules, voice mail lists, access information, training manuals, newsletters, audio or videotapes, record forms, territory information and other materials used for sales training.  The obligation not to disclose the Company’s proprietary and confidential information remains in effect after an LMI employee leaves the Company.  Both during and after employment an LMI employee may not use any of the Company’s proprietary and confidential information for his/her own benefit.

Individuals’ Health Information

Individuals’ health information is very sensitive and LMI customers may have legal obligations to protect the privacy of such information. On occasion, LMI employees may have access to individuals’ health information.  LMI employees may not seek access to individuals’ health information that is not necessary for their LMI employment activities.  They must keep confidential any individuals’ health information to which they do have access and may not use or disclose any such information unless specifically permitted or authorized to do so.

24.                                 Disciplinary Process

The intention of the disciplinary process is to clarify specific performance issues that have been observed, and to assist employees in fully meeting the expectations for their positions. The process is also intended to treat employees with respect, and to provide fair and objective treatment of employees.

An employee remains an at-will employee of the Company at all times, including during the duration of any progressive disciplinary process.  The willful failure of an employee to substantially perform his/her duties at any time, including during the disciplinary process, will result in a termination for cause.

This section of the Code is not intended to be comprehensive or to address all the possible applications of or exceptions to the LMI disciplinary process.  Some of the policies described here are covered in detail in official Company documents and employees should refer to those documents for specific information about the disciplinary policies.  It is ultimately the employee’s responsibility to gain an understanding of LMI policies, practices and regulations and to seek clarification from Management to the extent necessary for such employee’s understanding.

A.                                    Administrative Issues, Failure to Satisfy Sales or Market Share Objectives, or Other Performance Deficiencies

Progressive Discipline Process

Coaching

The introductory step of the Progressive Discipline Process consists of coaching and counseling for a reasonable period of time.  The expectation is that a manager will provide appropriate and timely feedback regarding performance issues that are below expectations.  An employee remains in good standing during the coaching process.

Letter of Concern

If an employee does not sufficiently improve his/her performance after receiving coaching for a reasonable period of time, the employee will receive a Letter of Concern (“LOC”).  The LOC will be in place for a 60-day period (the “LOC Period”).  If the employee meets the established objectives and requirements of the LOC, the employee will be reinstated in good standing at the conclusion of the LOC Period.  If an employee does not meet the established objectives and requirements during the LOC Period, or if the objectives and requirements of the LOC are met but the employee does not sustain such improvement in the months immediately following the end of the LOC Period, the employee will progress to the next level of the progressive disciplinary process and receive a Letter of Probation (“LOP”).  The Company may, in its sole discretion, determine that circumstances warrant an employee receiving an LOP earlier than the conclusion of the LOC Period.

Letter of Probation

The LOP will be in place for a 60-day period (the “LOP Period”).  For the duration of an employee’s LOP Period, such employee is ineligible for promotions, postings for a position, salary increases, participation in bonus plans, sales contests, and other incentive compensation initiatives.

If an employee meets the established objectives and requirements of the LOP, such employee will be reinstated in good standing at the conclusion of the LOP Period.  There may, however, be other policies and procedures in place that impact such employee’s status following reinstatement from an LOP (e.g., the required timeframe in which an employee must be in good standing before being eligible for promotion).  If an employee does not meet the established objectives and requirements during the LOP Period, or if the objectives and requirements of the LOP are met but the employee does not sustain such improvement in the months immediately following the end of the LOP Period, the employee will be subject to further disciplinary action up to and including termination. The Company may, in its sole discretion, determine that circumstances warrant an employee’s termination prior to the conclusion of the LOP Period.

Examples of administrative, behavioral, or other performance issues or deficiencies that may warrant progressive discipline through the LOC and/or LOP process include but are not limited to the following:

•                  Failure to display sufficient level of product knowledge and selling skills (for Field Sales).

•                  Failure to conform to certain requirements specified in the Samples Guidelines (for Field Sales).

•                  Failure to input into the computer or maintain complete and accurate records of the following, but not limited to (for Field Sales):

•                                          Territory activity

•                                          Call records

•                                          Physician records

•                  Consistently missed deadlines, required meetings, or other administrative obligations.

•                  Incomplete projects/assignments (e.g., new product assignments).

•                  Documented pattern of failure to provide timely response (within 24 hours) via phone mail to Management or team members.

•                  Failure to properly maintain Company assets (including computer, automobile, etc.).

•                  Failure to meet expectations consistent with the LMI Values.

•                  Absenteeism/lateness (subject to applicable LMI policies for approved leave).

•                  Failure to satisfy Sales or Market Share Objectives.

B.            Disciplinary Action: Regulatory/Policy Violations

There is no higher priority for our Company — and indeed, for all of us individually — than building and maintaining a culture of compliance across the organization.  This means not only doing the minimum, which is fully complying with all applicable governmental rules and regulations, but maintaining full compliance with such rules and regulations while also upholding the highest standards of business, personal, and medical ethics, in accordance with our Vision and Mission.

Failure to adhere to any of the regulatory standards contained in this Code, including but not limited to OIG Guidance and/or PhRMA Code or any other applicable regulatory policies and procedures, may result in disciplinary action up to and including termination.

Depending on the nature and severity of the regulatory violation, the Company may issue a Letter of Concern or a Letter of Probation, consequences of which may include, for example, ineligibility for promotions and postings for positions, salary increases, participation in bonus plans, sales contests and other incentive compensation initiatives for the duration of the Warning period.  There may also be other policies and procedures in place that impact the employee’s status following reinstatement after a Warning for a regulatory violation (e.g., the required timeframe in which an employee must be in good standing before being eligible for promotion).  Any repeat violations may result in a termination for cause.

Examples of regulatory violations that may result in a Written Warning or Final Written Warning include, but are not limited to:

•                  Failure to conduct selling presentations in accordance with LMI compliance policies or guidelines, including but not limited to:

•                  Providing value in any form to a healthcare provider with the intent to generate business.

•                  Using a speaker training session to promote a product or solely to provide new information about a product to health care providers.

•                  Using a consultant program to promote a product rather than to obtain feedback.

•                  Failure to follow guidelines outlined in the Samples Guidelines.  (for Field Sales)

•                  Failure to conform to certain requirements specified in the Samples Guidelines including, but not limited to: (for Field Sales)

•                  Failure to complete all sample accountability training and certification requirements in the timeframe specified.

•                  Selling, purchasing or trading (or offering to sell, purchase or trade) samples of prescription drugs.

•                  Providing prescription drug samples to health care providers who are not authorized to prescribe and receive the drug, or failing to witness a licensed prescriber’s signature.

•                  Misrepresenting, falsifying or changing sample documents after obtaining the prescriber’s signature.

•                  Failing to store all samples in a secure manner and in accordance with all label requirements.

The Company will fully comply with all of its reporting obligations regarding regulatory violations.  Certain violations of other Company policies, including but not limited to the EEO & Affirmative Action and Unlawful Harassment Policies or the Threats and Acts of Violence in the Workplace Policy, may also result in a Written Warning or Final Written Warning, and such determination will depend, in part, on the nature and severity of the violation.

C.            Immediate Termination

In its sole discretion, the Company may determine that certain violations of the Code or other Company policies, guidelines (including but not limited to the OIG Guidance or PhRMA Code), or procedures may be so severe that they warrant disciplinary action that bypasses the progressive discipline process described above and may result in immediate termination.  Examples include, but are not limited to:

•                  Use of unapproved sales materials in sales promotion activities.

•                  Falsification of any Company document, including call reports and expense reports.  Falsification of call reports includes, but is not limited to, reporting a call on a date other than the date on which the call was made or reporting a visit to a customer that does not meet the definition of a call (as defined by each division’s call reporting system).  Falsification of expense reports includes, but is not limited to, inaccurately reporting the number of business miles traveled on an automobile, inaccurately reporting the number of gallons of gasoline purchased, inaccurately reporting any Company automobile repair or maintenance costs, and inaccurately reporting costs, such as related to Company-related travel, meals, entertainment, telephone charges, parking, and hotel accommodations.

•                  Falsification of any documents pertaining to prescription drug samples, including sample quantities, physician signatures, transaction dates or number of physicians visited.  (for Field Sales)

•                  Sale or trade of prescription drug samples. (for Field Sales)

•                  Violation of the Company’s Drug-Free Workplace Policy.

•                  Violation of the Company’s Threats and Acts of Violence in the Workplace Policy.

•                  Violation of the Company’s EEO & Affirmative Action and Unlawful Harassment Policies.

•                  Misuse of Company-provided credit card.

•                  Loss of driver’s license by a sales representative who is required to drive.

•                  Violation of the Company’s policy prohibiting unauthorized use or disclosure of proprietary Company information and/or individuals’ health information.

•                  Job abandonment (an employee who is a no-call/no-show for three consecutive business days, fails to report back to work within the required time frame upon notice from the Company, and is not otherwise on an approved leave of absence in accordance with applicable Company policies).

•                  The commission of any act that constitutes willful misconduct or activity deemed detrimental to the interests of the Company.

D.            Provisional Status of New Representatives

All new sales representatives and medical liaisons will be subject to a six-month provisional period commencing the first day of their employment.  The purpose of this period is to closely monitor progress and development. Any deficiencies in selling skills/development, sales training, territory management or administrative activities during this provisional period will be grounds for disciplinary action, up to and including immediate termination.

25.                                 Conclusion

The Company will not tolerate any practices that create a conflict of interest between the patients for whom Company products are indicated and the purchasers, prescribers and/or individuals recommending the Company’s products.  The Company will comply with all applicable state, federal and local laws that govern the promotion of LMI products to prospective customers and interactions with health care professionals.  Any employee who fails to adhere to these laws, the Code and/or other policies and procedures referenced herein, or who directs or knowingly permits an employee under his or her supervision to do so, will be disciplined accordingly, up to and including termination of employment.

APPENDIX A: Index of Referenced Policies, Guidelines, and Procedures

•	Drug-Free Workplace Policy

•	LMI Mission, Vision and Values

•	Charitable Contributions Policy

•	Consultants Policy

•	Electronic Information Asset Protection & Management for End Users

•	Grants Policy

•	Independent Medical Education Policy

•	EEO & Affirmative Action and Unlawful Harassment Policies

•	OIG Compliance Program Guidance for Pharmaceutical Manufacturers

•	PDMA Samples Accountability Policy & Procedure Guidelines

•	PhRMA Code on Interactions with Healthcare Professionals

•	Speakers Policy

•	Company Code of Conduct and Ethics

•	Threats and Acts of Violence in the Workplace Policy